Exhibit 99.1

Gauzy Ltd. Announces Pricing of $75 Million Initial Public Offering

TEL AVIV, Israel, June 06, 2024 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control solutions, announced today the pricing of its initial public offering of 4,411,765 of its ordinary shares at a public offering price of $17.00 per share for aggregate gross proceeds of $75 million, prior to deducting underwriting discounts and other offering expenses. In addition, the Company has granted to the underwriters a 30-day option to purchase up to an additional 661,765 of its ordinary shares from Gauzy at the public offering price less underwriting discounts and other offering expenses.

Gauzy’s ordinary shares are expected to begin trading on the Nasdaq Global Market under the symbol “GAUZ” on June 6, 2024. The offering is expected to close on or about June 7, 2024, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds it receives from the offering for the purchase of equipment and materials for the expansion of its production lines, research and development, advertising and marketing, payment of a second earn out payment, working capital, including bonus payments to officers, employees and consultants payable upon the closing of this offering and other general corporate purposes.

Barclays is acting as lead book-running manager for the offering. TD Cowen and Stifel are acting as book-running managers for the offering. B. Riley Securities is acting as passive bookrunner for the offering. Beech Hill Securities is acting as co-manager for the offering.

The offering is being made only by means of a prospectus. Copies of the final prospectus, when available, related to the offering may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, e-mail: barclaysprospectus@broadridge.com, telephone: 888-603-5847; TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com; B. Riley Securities, Inc., Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209; Telephone: (703) 312-9580, or by emailing prospectuses@brileyfin.com or Beech Hill Securities, Inc., 880 Third Ave, 16th Floor, New York, NY 10022.

A registration statement on Form F-1 (File No. 333-278675) relating to the offering of the ordinary shares has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on June 5, 2024. This offering is being made only by means of a prospectus forming part of the registration statements relating to these ordinary shares. A final prospectus related to the offering will be filed and made available on the SEC’s website at https://www.sec.gov/.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. It also shall not constitute an offer, solicitation, or sale in any jurisdiction where such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to Gauzy’s expected gross proceeds from the initial public offering, the expected use of proceeds from such initial public offering, the expected date for Gauzy’s ordinary shares to begin trading on the Nasdaq Global Market and the expected closing of the initial public offering. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott / Rodny Nacier, ICR Inc.
ir@gauzy.com